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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934


                               PALWEB CORPORATION
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    69763P106
                                   -----------
                                 (CUSIP Number)

                               J. Ryan Sacra, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                              500 Kennedy Building
                                321 South Boston
                                 Tulsa, OK 74103
                                 (918) 592-9847
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 January 4, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
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CUSIP No. 69763P106                                                PAGE 2 OF 15
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1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Paul A. Kruger
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) |_|
    (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY


--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS (See Instructions)

                                                                  AF;PF;OO
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)     |_|

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
                         (7) SOLE VOTING POWER                    69,150,000


       NUMBER OF         -------------------------------------------------------
        SHARES           (8) SHARED VOTING POWER                  115,826,360
     BENEFICIALLY
       OWNED BY
         EACH            -------------------------------------------------------
       REPORTING         (9) SOLE DISPOSITIVE POWER               57,350,000
        PERSON
         WITH
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER            115,826,360


--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  184,976,360
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|

--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                  52.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

                                                                  IN
================================================================================

===================                                                =============
CUSIP No. 69763P106                                                PAGE 3 OF 15
===================                                                =============
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1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Hildalgo Trading Company, L.C.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) |_|
    (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY


--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS (See Instructions)

                                                                  WC;OO
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)     |_|

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  Florida
--------------------------------------------------------------------------------
                         (7) SOLE VOTING POWER                    N/A


       NUMBER OF         -------------------------------------------------------
        SHARES           (8) SHARED VOTING POWER                  62,993,000
     BENEFICIALLY
       OWNED BY
         EACH            -------------------------------------------------------
       REPORTING         (9) SOLE DISPOSITIVE POWER               N/A
        PERSON
         WITH
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER            62,993,000


--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  62,993,000
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|

--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                  21.3%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

                                                                  OO
================================================================================

===================                                                =============
CUSIP No. 69763P106                                                PAGE 4 OF 15
===================                                                =============
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1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Onward, LLC
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) |_|
    (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY


--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS (See Instructions)

                                                                  WC;OO
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)     |_|

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  Oklahoma
--------------------------------------------------------------------------------
                         (7) SOLE VOTING POWER                    N/A


       NUMBER OF         -------------------------------------------------------
        SHARES           (8) SHARED VOTING POWER                  52,833,360
     BENEFICIALLY
       OWNED BY
         EACH            -------------------------------------------------------
       REPORTING         (9) SOLE DISPOSITIVE POWER               N/A
        PERSON
         WITH
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER            52,833,360


--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  52,833,360
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|

--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                  18.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

                                                                  OO
================================================================================

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CUSIP No. 69763P106                                                PAGE 5 OF 15
===================                                                =============
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This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Schedule
13D originally filed on October 18, 2000 on behalf of Paul A. Kruger, with regard to his beneficial ownership of shares of the common stock, par value
$0.10 per share, of PalWeb Corporation, a Delaware corporation ("PalWeb," or the "Company"). The original Schedule 13D, as amended by this Amendment No. 1, is referred to herein as the "Schedule 13D." This Amendment No. 1 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report: (1) acquisition of the right to acquire shares of common stock of the Company through acquisitions of shares of Series 2001 12% Cumulative Convertible Senior Preferred Stock of PalWeb ("2001
Preferred Stock") and warrants to purchase shares of common stock of PalWeb ("Warrants") by Paul A. Kruger, Hildalgo Trading Company, L.C., a Florida limited liability company wholly-owned by Paul A. Kruger ("Hildalgo"), and Onward, LLC, an Oklahoma limited liability company wholly-owned by Paul A.
Kruger ("Onward"); and (2) certain other changes reflected herein. Paul A. Kruger, Hildalgo and Onward are sometimes collectively referred to hereinafter as "Reporting Persons" and, individually, as a "Reporting Person."


ITEM 1.  SECURITY AND ISSUER.

         The information set forth in the Schedule 13D with respect to this Item 1 is hereby amended and restated to read, in its entirety, as follows:

         The securities to which this Schedule 13D relates are shares of common stock, par value $0.10 per share (the "Common Stock"). The address of the Company's principal executive office is 1607 West Commerce Street, Dallas, Texas 75208.


ITEM 2.  IDENTITY AND BACKGROUND.

         The information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and restated to read, in its entirety, as follows:

         In October 1998, Pace Plastic Pallets, Inc. ("Pace"), an indirect wholly-owned corporation of Paul A. Kruger, acquired 10 million shares of Common Stock from the former Chairman of the Board of PalWeb, Michael John, in exchange for Pace's agreement to purchase certain machinery and make an earnest money deposit of $300,000.

         In January 1999, Paceco Financial Services, Inc. ("PFS"), an indirect wholly-owned corporation of Paul A. Kruger, entered into a consulting agreement with PalWeb and Plastic Pallet Production, Inc. ("PPP"), a wholly-owned subsidiary of PalWeb. Under the terms of the consulting agreement, PFS received 41 million shares of Common Stock in exchange for $189,000 in cash and comprehensive management assistance to PPP. Of the 41 million shares received by PFS, 32,500,000 were retained by PFS, 250,000 shares were distributed to each of Mr. Kruger's two minor children, 830,000 shares were distributed to Hildalgo, and the remaining 7,170,000 shares were distributed to various recipients.

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CUSIP No. 69763P106                                                PAGE 6 OF 15
===================                                                =============


         On January 10, 2000, Paul A. Kruger and two of his wholly-owned companies, Hildalgo and Onward, received the following number of shares of Common Stock as consideration for the cancellation of debt set forth opposite of each party's name:

                              DEBT OWED             NO. OF SHARES ISSUED IN
         NAME                 BY PALWEB            CANCELLATION OF SUCH DEBT
         ----                 ---------            -------------------------
         Hildalgo             $ 701,000                    7,010,000
         Onward                 312,429                    3,124,786
         Paul A. Kruger         174,000                    1,740,000

         Also on January 10, 2000, Hildalgo received 3,500,210 shares of Common Stock in consideration for consulting services provided to PalWeb by Hildalgo.

         Pace acquired an additional one million shares of Common Stock through default on a loan by Michael John in December of 1998. These shares were transferred to PFS on January 10, 2000, giving PFS a total of 43,500,000 shares of Common Stock.

         On March 27, 2000, Paul A. Kruger transferred 2,000,000 shares of Common Stock to Alan Owen as consideration for legal services rendered by Alan Owen to Onward.

         On April 3, 2000, PalWeb acquired PFS by means of a merger of PFS's parent company, Pace Holding, Inc. ("Pace Holding"), into a wholly-owned subsidiary of PalWeb, PP Financial, Inc. In the acquisition, PalWeb issued 50 million shares of Common Stock to Paul A. Kruger, the sole shareholder of Pace Holding, in exchange for all the outstanding stock of Pace Holding, and PFS became an indirect wholly-owned subsidiary of PalWeb.

         On December 9, 2000, Hildalgo, Onward and Paul A. Kruger sold a total of 15,375,000 shares of Common Stock to two individuals. Also on December 29, 2000, Paul A. Kruger transferred 1,000,000 shares of Common Stock personally owned by him to each of his two minor children.

         On May 11, 2001, Paul A. Kruger was granted options to purchase 2,500,000 shares of Common Stock (the "Options") as compensation for his services as an executive officer and director of PalWeb. None of these Options are exercisable unless and until the shareholders of PalWeb amend the certificate of incorporation of PalWeb to reduce the par value of the Common Stock.

         As has been previously reported in various filing by PalWeb with the Securities and Exchange Commission, PalWeb entered into a negotiated arrangement with the Oklahoma Department of Securities in late 2000 whereby a plan (the "Plan") was devised for redeeming depositors' passbook savings accounts and time certificates (collectively referred to herein as "Deposits") of PFS. In general, the Plan provided a method for redeeming the outstanding Deposits through the transfer of 43,500,000 shares of Common Stock owned by PFS ("PFS Shares") to an independent trustee and the sale of the PFS

===================                                                =============
CUSIP No. 69763P106                                                PAGE 7 OF 15
===================                                                =============



Shares by the trustee on or before December 31, 2004 either through open market or private sales or by exercise of an option to put the shares to Paul A. Kruger with the net sales proceeds being used to redeem the Deposits. Pursuant to that certain Put Agreement (the "Put Agreement") by and between Paul A. Kruger, Bill
J. English, as Trustee (the "Trustee"), and PFS dated December 20, 2000, the percentage of PFS Shares to be purchased by Mr. Kruger shall be the difference between the amount payable to Deposit holders each year (20% of account balances outstanding on December 1, 2000; 25% of account balances outstanding on January 1, 2001; 33 1/3% of account balances outstanding on January 1, 2002; 50% of account balances outstanding on January 1, 2003; and 100% of account balances outstanding on January 1, 2004, or such other amount as shall cause the account balances to equal zero at December 31, 2004) and the amount distributed to Deposit holders each year from sources other than the put, as a percentage of the outstanding account balances. In accordance with the Put Agreement and the Plan, on December 20, 2001, PFS made a payment of $357,000 to the Trustee and Paul A. Kruger purchased 8,850,000 of the PFS Shares from the Trustee for $1,000,000 in order to redeem 33 1/3% of account balances outstanding as of January 1, 2002.

         On January 4, 2002, PalWeb entered into a Securities Purchase Agreement (the "Purchase Agreement") with Hildalgo, Onward and Westgate Investments, L.P., an Oklahoma limited partnership ("Westgate") whereby the Company sold 750,000 shares of 2001 Preferred Stock and Warrants to purchase 225,000,000 shares of Common Stock for $0.10 per share. Each share of the 2001 Preferred Stock is convertible into 350 shares of Common Stock, which is an effective conversion price of $0.0286 per share. Pursuant to the Purchase Agreement, Hildalgo acquired 95,020 shares of 2001 Preferred Stock and Warrants to purchase 28,506,660 shares of Common Stock in exchange for the conversion of $950,200 of existing indebtedness owed by PalWeb to Hildalgo. Likewise, Onward acquired 81,282 shares of 2001 Preferred Stock and Warrants to purchase 24,384,660 shares of Common Stock in exchange for the conversion of $276,082 of existing indebtedness owed by PalWeb to Onward and the transfer to PalWeb of the building and land in which PalWeb conducts its operations valued at $536,745, based on an agreed value of $1,350,000, less indebtedness assumed by PalWeb of $813,255.

         The ability to convert the 2001 Preferred Stock and exercise the Warrants depends on PalWeb amending its capital structure to authorize additional shares of Common Stock and reduce the par value of its Common Stock. At the 2002 annual meeting of the shareholders of PalWeb, PalWeb intends to submit to its shareholders a proposal whereby PalWeb will merge with a wholly-owned Oklahoma subsidiary, and become redomiciled in Oklahoma. In connection with such merger, the surviving entity will have sufficient authorized shares of Common Stock, par value $0.0001, to be issued upon the conversion of the 2001 Preferred Stock and the exercise of the Warrants.

         In connection with the Purchase Agreement, PalWeb and Westgate entered into a Shareholders and Voting Agreement dated January 4, 2002 (the "Shareholders Agreement") whereby the parties agreed, among other things, that Westgate shall have the right to:

o designate for nomination by management for election to the Board of Directors at least two-thirds of the members of the Board for as long as Westgate holds at least 5% of the 2001 Preferred Stock or Common Stock of PalWeb;

===================                                                =============
CUSIP No. 69763P106                                                PAGE 8 OF 15
===================                                                =============



o designate one of the Westgate designees for appointment on every committee of the Board of Directors of PalWeb for as long as Westgate continues to have one or more designees serving on the board of Directors of PalWeb; and

o routinely consult with, and advise, the management of Westgate regarding PalWeb's operations.

In addition, the Shareholders Agreement provides that the following actions may not be taken without the prior approval of 60% of the members of the Board of Directors of PalWeb:

o        amend the certificate of incorporation or bylaws of PalWeb;

o consolidate with, or merge with or into, any entity, except for certain mergers of wholly-owned subsidiaries of PalWeb with or into PalWeb;

o make certain sales, leases, transfers or dispositions of the properties or assets of the PalWeb;

o        change the general nature of the business of PalWeb;

o        make certain acquisitions or issuances of shares of PalWeb;

o enter into certain commitments or obligations for the grant of options, warrants or rights to acquire or issue shares of PalWeb;

o incur any funded indebtedness, except for indebtedness incurred as contemplated by an annual budget, incurred under PalWeb's primary credit facility, or in an aggregate amount not exceeding $250,000;

o make any investment by PalWeb in any entity other than a wholly-owned subsidiary in an amount exceeding $100,000;

o        pay any dividends on common shares of PalWeb;

o file any petition seeking to reorganize PalWeb pursuant to, or to obtain relief under, any federal or state bankruptcy or insolvency law;

o        dissolve, liquidate or wind-up of the affairs of PalWeb;

o appoint or dismiss the chief executive officer, the president, the chief operating officer, the chief financial officer or any senior vice president of PalWeb; or

o make any capital expenditures not approved in an annual budget in an aggregate amount exceeding $250,000 in any fiscal year.

===================                                                =============
CUSIP No. 69763P106                                                PAGE 9 OF 15
===================                                                =============


         Westgate's voting and other rights in connection with the Purchase Agreement and Shareholders Agreement constitute a change in control of PalWeb. Consequently, pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, Hildalgo and Onward are deemed to beneficially own of all of the Common Stock issuable upon the exercise of the Warrants and the conversion of the 2001 Preferred Stock. By virtue of his ownership of and control over Hildalgo and Onward, Paul A. Kruger beneficially owns the Common Stock beneficially owned by Hildalgo and Onward. Based on the number of shares of Common Stock and Convertible Preferred Stock, par value $0.0001, which is essentially the equivalent of the Common Stock (the "Convertible Preferred Stock"), outstanding as of January 4, 2002 and prior to considering the Common Stock issuable upon the exercise of the Warrants and the conversion of the 2001 Preferred Stock, the Reporting Persons beneficially own approximately 29.7% of the Common Stock. Upon the amendment to the capital structure described above, the Reporting Persons will have obtained in connection with the Purchase Agreement the right to acquire approximately 15.7% of the fully-diluted outstanding common shares of PalWeb. Consequently, based on the number of common shares of PalWeb outstanding as of January 4, 2002 and assuming that all the Warrants will be exercised and all the shares of Preferred Stock will be converted, the Reporting Persons will beneficially own approximately 25.3% of the Common Stock of PalWeb.

         Information with respect to each Reporting Person is provided below.

                                                         PRESENT PRINCIPAL
           NAME OF                RESIDENCE OR             OCCUPATION OR         CITIZENSHIP OR PLACE
         GROUP MEMBER           BUSINESS ADDRESS             EMPLOYMENT            OF ORGANIZATION
         ------------           ----------------        --------------------     --------------------
         Paul A. Kruger         2500 South McGee        Chief Executive          United States
                                Norman, OK 73072        Officer and President
                                                        of PalWeb

         Hildalgo Trading       2500 South McGee        Limited liability        Florida
         Company, LC            Norman, OK 73072        company with the
                                                        principal businesses
                                                        of real estate and
                                                        equity investments

         Onward, LLC            2500 South McGee        Limited liability        Oklahoma
                                Norman, OK 73072        company with the
                                                        principal businesses
                                                        of real estate and
                                                        equity investments

         Paul A. Kruger is the only manager and executive officer of both Hildalgo and Onward and his information is set forth in the table above.

         None of the Reporting Persons has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, none the Reporting Persons has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

===================                                                =============
CUSIP No. 69763P106                                                PAGE 10 OF 15
===================                                                =============




ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in the Schedule 13D with respect to this Item 3 is hereby amended and restated to read, in its entirety, as follows:

         The sources of funds for the acquisitions of securities described in
Item 2 of this Schedule 13D were personal funds, funds of affiliates, consulting services, and working capital as further described in Item 2 of this Amendment No. 1. None of the purchase prices in connection with such acquisitions were made with borrowed funds.



ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in the Schedule 13D with respect to this Item 4 is hereby amended and restated to read, in its entirety, as follows:

         The securities of the Company beneficially owned by the Reporting Persons were acquired for investment purposes. Except as described below, the Reporting Persons do not have any present plans for any actions that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

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CUSIP No. 69763P106                                                PAGE 11 OF 15
===================                                                =============


         (h) Causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

         PalWeb is a development stage company experiencing financial difficulty and is currently pursuing all financial and strategic opportunities. Affiliates of Paul A. Kruger have loaned funds to PalWeb in the past and may loan funds in the future, which may be secured by assets of PalWeb and/or one of its subsidiaries. PalWeb is pursuing all possible financing alternatives, any of which could have one or more of the effects described above. In addition, the Reporting Persons and/or the Company may take the following actions:

o        Paul A. Kruger may exercise the Options, which are further described in
         Item 2 of this Amendment No. 1.

o Hildalgo and Onward may convert the 2001 Preferred Stock and exercise the Warrants, which are further described in Item 2 of this Amendment No. 1.

o The Company may merge with a wholly-owned Oklahoma subsidiary to become redomiciled in Oklahoma, as further described in Item 2 of this Amendment No. 1, and in connection with such merger, the Company may change its capital structure, adopt new Charter Documents that may or may not impede the acquisition of control of the Company by any person, and reclassify its Common Stock to effect a reverse split.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in the Schedule 13D with respect to this Item 5 is hereby amended and restated to read, in its entirety, as follows:

         (a) and (b) The percentages set forth below and on pages 2-4 hereof (the "Percentages") are based on (i) 232,473,244 shares of Common Stock and (ii) 1,980,000 shares of the Convertible Preferred Stock outstanding (the Convertible Preferred Stock of the Company is essentially equivalent to the Common Stock), based upon the Company's Form 10-QSB for the quarter ended November 30, 2001, as filed with the Securities and Exchange Commission on January 14, 2002. By virtue of his ownership of and control over Hildalgo and Onward, Paul A. Kruger is deemed to beneficially own the equity securities of Hildalgo and Onward. In connection with the Percentages relating to Paul A. Kruger, such Percentages are also based on (i) 2,500,000 shares of Common Stock that Paul A. Kruger has the right to acquire pursuant to the Options, and (ii) 114,596,360 shares of Common Stock that Hildalgo and Onward have the right to acquire upon the conversion of the 2001 Preferred Stock and the exercises of the Warrants. In connection with the Percentages relating to Hildalgo, such Percentages are also based on 61,763,000 shares of Common Stock that Hildalgo has the right to acquire upon the conversion of the 2001 Preferred Stock and the exercises of the Warrants. In connection with the Percentages relating to Onward, such Percentages are also based on 52,833,360 shares of Common Stock that Onward has the right to acquire upon the conversion of the 2001 Preferred Stock and the exercises of the Warrants.

===================                                                =============
CUSIP No. 69763P106                                                PAGE 12 OF 15
===================                                                =============



         Paul A. Kruger beneficially owns 184,976,360 shares of the Company's Common Stock, representing 52.6% of the class, which includes (i) 67,880,000 shares of Common Stock are beneficially owned directly or indirectly, (ii) 2,500,000 shares of Common Stock that Paul A. Kruger directly has the right to acquire in connection with the Options, (iii) 33,257,000 shares of Common Stock Paul A. Kruger indirectly has the right to acquire through Hildalgo in connection with 2001 Preferred Stock, (iv) 28,506,000 shares of Common Stock Paul A. Kruger indirectly has the right to acquire through Hildalgo in connection with Warrants, (v) 28,448,700 shares of Common Stock Paul A. Kruger indirectly has the right to acquire through Onward in connection with 2001 Preferred Stock, and (vi) 24,384,660 shares of Common Stock Paul A. Kruger indirectly has the right to acquire through Onward in connection with the Warrants. Of the 184,976,360 shares of Common Stock beneficially owned by Mr. Kruger, Mr. Kruger has:

o        the sole power to vote, or to direct the vote of 69,150,000 shares;

o        the shared power to vote, or direct the vote of 115,826,360 shares;

o the sole power to dispose, or to direct the disposition of 57,350,000 shares;

o        the shared power to dispose, or direct the disposition of 115,826,360.

As an individual, Mr. Kruger beneficially owns 57,350,000 shares of Common Stock. Mr. Kruger beneficially owns 62,993,000 shares of Common Stock through Hildalgo, and 52,833,360 shares of Common Stock through Onward, of which he shares the power to vote, and the power dispose such shares. Of the remaining 11,800,000 shares of Common Stock beneficially owned by Mr. Kruger, Mr. Kruger indirectly owns 2,500,000 shares on behalf of his minor children and 9,300,000 shares pursuant to proxies, of which he only holds the power to vote.

         Hildalgo beneficially owns 62,993,000 shares of Common Stock, representing 21.3% of the class, which includes (i) 1,230,000 shares of Common Stock that it directly owns, (ii) 33,257,000 shares of Common Stock Hildalgo directly has the right to acquire in connection with 2001 Preferred Stock, and
(iii) 28,506,000 shares of Common Stock Hildalgo directly has the right to acquire in connection with Warrants. Hildalgo has the shared power to vote, or direct the vote of, and the shared power to dispose, or direct the disposition of all 62,993,000 shares of Common Stock beneficially owned by Hildalgo.

         Onward beneficially owns 52,883,360 shares of Common Stock, representing 18.4% of the class, which includes (i) 28,448,700 shares of Common Stock Onward directly has the right to acquire in connection with 2001 Preferred Stock, and (ii) 24,384,660 shares of Common Stock Onward directly has the right to acquire in connection with Warrants. Onward has the shared power to vote, or direct the vote of, and the shared power to dispose, or direct the disposition of all 52,883,360 shares of Common Stock beneficially owned by Onward.

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CUSIP No. 69763P106                                                PAGE 13 OF 15
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         (c) Except for the purchase of the PFS Shares from the Trustee and the acquisition of the Preferred Stock and Warrants as further described in Item 2 of this Amendment No. 1, Paul A. Kruger has not effected a transaction in the Common Stock of the Company during the sixty days preceding January 4, 2002.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Schedule 13D with respect to this Item 6 is hereby amended and restated to read, in its entirety, as follows:

         On April 29, 1999, Michael John granted to Mr. Kruger an irrevocable proxy to vote all shares of Common Stock of PalWeb owned by him for a period of ten years. As of January 2002, PalWeb's transfer agent reported that Michael John owns 9,300,000 shares of PalWeb Common Stock. However, Michael John has publicly claimed that he only owns 240,000 shares of Common Stock of PalWeb.

         On December 20, 2000, Paul A. Kruger entered into a Put Agreement with a trustee whereby Mr. Kruger is obligated, under certain circumstances, to purchase certain shares of Common Stock formerly owned by PFS. For more information on the Put Agreement, see Item 2 and Exhibit B of this Amendment No. 1.

         On May 11, 2001, Paul A. Kruger was granted options to purchase 2,500,000 shares of Common Stock as compensation for his services as an executive officer and director of PalWeb. For more information on the options, see Item 2 and Exhibit D of this Amendment No. 1.

         On January 4, 2002, PalWeb entered into the Purchase Agreement with Hildalgo, Onward and Westgate. Pursuant to the Purchase Agreement, Hildalgo acquired 95,020 shares of 2001 Preferred Stock and 28,506,660 Warrants and
Onward acquired 81,282 shares of 2001 Preferred Stock and 24,384,660 Warrants. For more information on the Purchase Agreement, the Preferred Stock and the Warrants, see Item 2 and Exhibits E and F of this Amendment No. 1.
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CUSIP No. 69763P106                                                PAGE 14 OF 15
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Irrevocable Proxy granted by Michael John to Paul Kruger dated April
            29, 1999, incorporated herein by reference to Exhibit 1 under Item 6 of Paul Kruger's Schedule 13D filed on October 18, 2000

Exhibit B   Put Agreement by and among Paul A. Kruger, Bill J. English as
            Trustee and Paceco Financial Services, Inc. dated December 20, 2000, incorporated herein by reference to Exhibit 99.2 under Item 7 of PalWeb's Form 8-K filed on January 2, 2001

Exhibit C   Trust Agreement between Paceco Financial Services, Inc. and Bill J.
            English dated December 20, 2000, incorporated herein by reference to
            Exhibit 99.3 under Item 7 of PalWeb's Form 8-K filed on January 2,
            2001

Exhibit D   Form of Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 99.9 under Part III, Item 13 of PalWeb's Form
            10-KSB for the period ended May 31, 2001, which was filed on September 13, 2001

Exhibit E   Securities Purchase Agreement by and among PalWeb Corporation and certain purchasers dated January 4, 2002, incorporated herein by reference to Exhibit 10.7 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2001, which was filed on January 14, 2002

Exhibit F   Form of Common Stock Purchase Warrant used in connection with
            Securities Purchase Agreement by and among PalWeb Corporation and certain purchasers dated January 4, 2002, incorporated herein by reference to Exhibit 10.9 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2001, which was filed on January 14, 2002

Exhibit G   Shareholders and Voting Agreement by and among PalWeb Corporation and certain purchasers dated January 4, 2002, incorporated herein by reference to Exhibit 10.8 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2001, which was filed on January 14, 2002

Exhibit H   Amendment No. 1 to Securities Purchase Agreement and Shareholders
            and Voting Agreement by and among PalWeb Corporation and certain purchasers dated January 21, 2002



                            [Signatures on Next Page]
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CUSIP No. 69763P106                                                PAGE 15 OF 15
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    March 26, 2002                     /s/ Paul A. Kruger
                                            ------------------------------------
                                            Paul A. Kruger



                                            HILDALGO TRADING COMPANY, L.C.

                                            By: /s/ Paul A. Kruger
                                                --------------------------------
                                            Paul A. Kruger, Manager



                                            ONWARD, LLC

                                            By: /s/ Paul A. Kruger
                                                --------------------------------
                                            Paul A. Kruger, Manager